Exhibit 4.31

Date 12 February 2013

EXMAR NV

EXMAR MARINE NV

and

TEEKAY LUXEMBOURG S.à R.L.

SHARE PURCHASE AGREEMENT

relating to

the sale and purchase of

50 per cent of the shares in

EXMAR LPG BVBA

(the “Company”)

	INDEX

Clause		Page
1	DEFINITIONS AND INTERPRETATION	2
2	AGREEMENT FOR SALE	7
3	CONSIDERATION	8
4	COMPLETION	8
5	WARRANTIES	11
6	REMEDIES OF THE PURCHASER	12
7	SPECIFIC INDEMNIFICATION OBLIGATIONS	12
8	LIMITS ON LIABILITY	13
9	UNDERTAKINGS	13
10	IMPLEMENTATION	14
11	COSTS	14
12	CONFIDENTIALITY AND ANNOUNCEMENTS	14
13	TERMINATION	15
14	OTHER PROVISIONS	15
15	NOTICES	17
16	GOVERNING LAW	19
17	ARBITRATION	19
SCHEDULE 1 DETAILS OF THE COMPANY AND THE SUBSIDIARIES
SCHEDULE 2 WARRANTIES
SCHEDULE 3 LIMITATIONS OF LIABILITY
SCHEDULE 4 VESSELS
SCHEDULE 5 LIST OF CHARTER AGREEMENTS
SCHEDULE 6 TEEKAY INDEMNITIES
SCHEDULE 7 TGP CHARTER INDEMNITIES
SCHEDULE 8 SPECIAL TAX INDEMNITY
SCHEDULE 9 VESSELS’ INSPECTION
SCHEDULE 10 DATA ROOM
SCHEDULE 11 SHAREHOLDER LOAN
SCHEDULE 12 LIST OF PARTICIPATION AGREEMENTS

THIS AGREEMENT is made on 12 February 2013

BETWEEN:

(1)	EXMAR NV, incorporated in Belgium and registered with the Crossroads Bank for Enterprises under the company number VAT BE 0860.409.202 (Register of Legal Persons of Antwerp), whose registered office is at de Gerlachekaai 20, B-2000 Antwerp, Belgium (“Exmar”);

(2)	EXMAR MARINE NV, incorporated in Belgium and registered with the Crossroads Bank for Enterprises under the company number VAT BE 0424.355.501 (Register of Legal Persons of Antwerp), whose registered office is at de Gerlachekaai 20, B-2000 Antwerp, Belgium “Exmar Marine”);

Exmar and Exmar Marine shall be hereafter jointly referred to as the “Seller”;

AND

(2)	TEEKAY LUXEMBOURG S.à R.L., incorporated in Luxembourg with number B100277, whose registered office is at 1a, rue Thomas Edison, L-1445 Strassen, Grand-Duchy of Luxembourg.

hereafter the “Purchaser”.

WHEREAS:

(A)	On November 6, 2012, parent companies of Purchaser and of Seller have entered into a term sheet, whereby they agreed upon certain initial terms and conditions of their mutual cooperation through the establishment of a joint venture company incorporated under the laws of Belgium aimed at developing, marketing and operating the current Seller’s LPG carriers business. To such end, the Seller will hereby sell to Purchaser 50% of its fully refrigerated and semi-refrigerated gas carrier business including the vessels and the vessel employment, on and subject to the terms and conditions set out in this share purchase agreement (the “Agreement”).

(B)	Exmar owns 664,160 fully paid ordinary shares of category A in the Company and 650,887 fully paid ordinary shares of category B in the Company and Exmar Marine owns 13,273 fully paid ordinary shares of category B in the Company, together representing 100 per cent. of the capital of the Company.

(C)	The Company owns 100% of the shares in the Subsidiaries.

(D)	Exmar has agreed to sell 650,887 of the shares that Exmar holds in the Company and Exmar Marine has agreed to sell all 13,273 shares that Exmar Marine holds in the Company, together constituting 50 per cent of the shares in the Company, and the Purchaser has agreed to purchase these shares, on and subject to the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions. In this Agreement, including the Schedules and the recitals, unless the context requires otherwise:

“Accounts” means the Annual Accounts and the Interim Accounts;

“Accounts Date” means 31 December 2011;

“Agreement” shall have the meaning as referred to in recital A;

“Annual Accounts” means the audited balance sheet as at the Accounts Date and the audited profit and loss account for the period ended on the Accounts Date of the Subsidiaries including the directors’ and auditor’s reports and any notes, other reports, statements (including, if relevant, a cash flow statement) and other documents required to be annexed thereto;

“Bareboat Charters” means the bareboat charter parties between Naniwa Sunrise Maritime S.A., of Panama (as owner) and Exmar Holdings Limited, of Liberia (as Charterer), dated 22 December 2008, in relation to the LPG carrier “Brussels”, and between T.A.C.K. Shipping S.A., of Panama (as owner), and Good Investment Limited, of Hong Kong (as charterer), dated 10 December 2004, in relation to the LPG carrier “Flanders Tenacity”;

“Business Day” means a day (other than a Saturday or Sunday) on which banks in England, Belgium and New York, United States of America, are open for the transaction of normal banking business (other than solely for trading and settlement in Euro) or, for the purposes of Clause 15, a day on which banks are open for the transaction of normal banking business in the country of receipt of a notice;

“Claim” means a claim by the Purchaser pursuant to this Agreement;

“Commercial Management Agreements” has the meaning given to it in Clause 3.1 of the Joint Venture Agreement;

“Companies Code” means the Belgian Companies Code;

“Company” means Exmar LPG BVBA, basic details of which are set out in Schedule1;

“Completion” means completion of the sale and purchase of the Shares and the transfer of 50% of the rights under the Shareholder Loan, in accordance with Clause 4;

“Completion Date” means the date of Completion;

“Consideration” means the consideration payable by the Purchaser as stated in Clause 3.1;

“Corporate Services Agreements” has the meaning given to it in Clause 3.3 of the Joint Venture Agreement;

“Data Room” means the data room in electronic format established by the Seller containing all information provided by the Seller to the Purchaser and/or its advisers, a full copy of which is available on the CD roms attached hereto in Schedule 10.

“Director” means manager (“zaakvoerder” / “gérant”) of the Company or manager (“zaakvoerder” / “gérant”) or director (“bestuurder” / “administrateur”) of the Subsidiaries, as the case may be;

“Disclosed” means fairly disclosed by the Seller in the Data Room, in such manner and in such detail as to enable a reasonable purchaser to make an informed assessment of the nature and scope of the matter disclosed;

“Effective Date” means 31 December 2012 at 11.59 p.m.;

“EU Treaty” means the Treaty of Rome 1958 as amended to become the Consolidated Treaty on European Union incorporating the EC Treaty, as amended from time to time;

“Exmar” means Exmar NV, having its registered office at de Gerlachekaai 20, 2000 Antwerpen, Belgium, registered with the Crossroads Bank for Enterprises under the company number VAT BE 0860.409.202 (Register of Legal Persons of Antwerp);

“Exmar Gas” means EXMAR Gas Shipping Limited, of Room 3206, 32nd Floor, Lippo Centre, Tower Two, 89 Queensway, Hong Kong;

“Exmar Marine” means Exmar Marine NV, having its registered office at de Gerlachekaai 20, 2000 Antwerpen, Belgium, registered with the Crossroads Bank for Enterprises under the company number VAT BE 0424.355.501 (Register of Legal Persons of Antwerp);

“Exmar Marine Shares” means the 13,273 ordinary “B” shares, as defined by the articles of association of the Company, in the capital of the Company owned by Exmar Marine;

“Exmar Shares” means the 650,887 ordinary “B” shares, as defined by the articles of association of the Company, in the capital of the Company owned by Exmar;

“Exmar Shipping” means Exmar Shipping BVBA, having its registered office at de Gerlachekaai 20, 2000 Antwerpen, Belgium, registered with the Crossroads Bank for Enterprises under the company number VAT BE 0860.978.334 (Register of Legal Persons of Antwerp);

“Good Investment” means Good Investment Limited of Room 3206, 32nd Floor, Lippo Centre, Tower Two, 89 Queensway, Hong Kong;

“Interim Accounts” means the audited accounts of the Subsidiaries for the period from 1 January 2012 to 31 October 2012, copies of which are included in the Data Room;

“Joint Venture Agreement” means a joint venture agreement in the approved form in respect of the Company to be entered into at Completion between the Seller, the Purchaser and TGP;

“Loan Agreement 2005” means the loan agreement dated 24 October 2005 between (i) Exmar Shipping as borrower, (ii) the banks and financial institutions named therein as lenders, (iii) Nordea Bank Finland Plc as lead arranger, (iv) Calyon, Deutsche Schiffsbank AG, DNB NOR Bank ASA, Fortis Bank (Nederland) N.V. and HSH Nordbank AG as co-arrangers and (v) Nordea Bank Finland plc as bookrunner, as agent and as security trustee in relation to a loan facility of up to $415,000,000 comprising (i) a revolving credit facility of $185,000,000, (ii) a newbuilding facility of $175,000,000 and (iii) an acquisition facility of $55,000,000;

“Loan Agreement 2011” means the loan agreement dated 13 July 2011 between (i) Exmar Shipping as borrower , (ii) the banks and financial institutions named therein as lenders, (iii) the banks and financial institutions named therein as swap banks; (iv) Nordea Bank Finland Plc, London Branch as lead arranger, as agent and as security trustee relating to a loan facility of up to $80,000,000 to part finance the purchase of the vessels “TIELRODE” (ex “BW HEDDA”), “TEMSE” (ex “BW HELGA”), “BASTOGNE” (ex “BW HUGIN”) and “SOMBEKE” (ex “BW SOMBEKE”);

“Loan Agreements” means the Loan Agreement 2005 and the Loan Agreement 2011;

“Material Contract” means an agreement or arrangement to which the Company or a Subsidiary is a party and which involves the making by the Company or by a Subsidiary of average annual payments in excess of $100,000 (excluding any amounts in respect of Taxation);

“Purchase Price” means $66,416,000;

“Purchaser Group Companies” means the Purchaser and any subsidiary undertaking or parent undertaking of the Purchaser, or any other subsidiary undertaking of any such parent undertaking of the Purchaser, from time to time;

“Security Interest” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, encumbrance, assignment, trust arrangement, title retention or other security interest or other agreement or arrangement of any kind having the effect of conferring security;

“Seller Group Company” means the Seller and affiliate of the Seller, from time to time;

“Seller’s Accounts” means the bank accounts of the Seller, details of which have been provided by the Seller to the Purchaser;

“Shareholder Loan” means the total amount of the loan granted by Exmar to the Company on 31 October 2012, amounting to $135,449,460, in accordance with the loan agreement attached hereto as Schedule 11;

“Shares” means the Exmar Shares and the Exmar Marine Shares;

“Ship Management Agreements” has the meaning given to it in Clause 3.2 of the Joint Venture Agreement;

“Special Tax Indemnity” means the special indemnification obligation of the Seller in relation to Taxes related to the pre-Completion period as set out in Schedule 8;

“Specified Rate” is the rate of interest equal to the base rate from time to time of Barclays Bank plc plus four per cent per annum;

“Subsidiaries” means Exmar Shipping, Exmar Gas and Good Investment;

“Supplemental Agreements” means the supplemental agreements entered into on 21 December 2012 between Exmar Shipping (as borrower), Exmar, Exmar Marine and Exmar Shipmanagement NV (as security parties) and Nordea Bank Finland Plc (as agent and security trustee), as referred to in Clause 4.2 a) (v);

“Tax” or “Taxation” means:

(a)	all forms of taxation and statutory, governmental, state, federal, provincial, local government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities of whatever nature, howsoever computed, and wherever created or imposed and whether of Belgium or elsewhere, which taxes shall include, without limiting the generality of the foregoing, all income taxes, registration taxes, freight taxes, real estate and personal property taxes, VAT, “parafiscal” charges, social security contributions, customs duties, withholding taxes, environmental taxes and local taxes; and

(b)	any penalty, fine, surcharge, interest, charges or costs relating thereto or in relation to any failure to comply with any law relating to Tax,

regardless (in each case) of whether any such Tax is chargeable directly or primarily against, or attributable directly or primarily to, the Company, a Subsidiary or any other person and whether or not any such amount is recoverable from any other person;

“Taxation Authority” means any government, state or municipality or any local, state, federal or other fiscal revenue, customs or excise authority body or official competent to impose, administer, levy, assess or collect Tax;

“Tax Warranties” means the warranties in part 2 of Schedule 2;

“Teekay Indemnities” means the deeds of indemnity to be given by TGP in relation to Exmar Shipping’s obligations under the Loan Agreements, substantially in the form attached hereto in Schedule 6;

“TGP” means Teekay LNG Partners L.P., of 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda;

“TGP Charter Indemnities” means the deeds of indemnity to be given by TGP in relation to the Bareboat Charters, substantially in the form attached hereto in Schedule 7;

“TGP Indemnities” means the Teekay Indemnities and the TGP Charter Indemnities;

“Transaction Documents” means this Agreement and the other documents delivered at Completion pursuant to Clause 4;

“Vessel” means the Vessels Owned, the Vessels Chartered In and the Vessels Participated In;

“Vessels Bareboat Chartered In” means the bareboat vessels chartered in by the Company or by a Subsidiary as set out in Schedule 4.

“Vessels’ Inspection” means the inspection of certain Vessels carried out by the Purchaser as set out in Schedule 9.

“Vessels Owned” means the vessels owned by the Company or by a Subsidiary, further details of which are set out in Schedule 4 of this Agreement;

“Vessels Chartered In” means the vessels chartered in by the Company or by a Subsidiary, including but not limited to the Vessels Bareboat Chartered In, further details of which are set out in Schedule 4 of this Agreement;

“Vessels Participated In” means the vessels in which the Company or a Subsidiary participates, further details of which are set out in Schedule 4 of this Agreement;

“Warranties” means the warranties set out in Schedule 2; and

“$” and “Dollars” means the lawful currency of the United States of America.

1.2	Construction of certain terms. In this Agreement, including the schedules and recitals, unless the context requires otherwise:

“approved form” in relation to a document, means in a form agreed between the Purchaser and the Seller and as may have been signed for the purpose of identification by or on behalf of the parties to this Agreement;

“company” includes any company, corporation or other body corporate, whenever and however incorporated or established, and any unincorporated association;

“expense” means any kind of cost, charge or expense (including all reasonable legal and other professional costs, charges and expenses);

“liability” includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

“legislation” means any enactment or subordinate legislation in force in Belgium, any law, decree or regulation in force in a country or territory outside Belgium and any law, decree or regulation adopted in accordance with or having the force of law under any international treaty or convention, including the EU Treaty;

“person” includes any individual, firm, company, government, state or agency of a state or any joint venture, association, partnership or other body corporate or unincorporate (whether or not having separate legal personality);

“regulation” includes any regulation, rule, directive, request or guideline of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

“variation” includes any variation, supplement, deletion or replacement however effected;

“waiver” includes an agreement not to rely on or assert certain provisions or rights during a specified period, until further notice or while or if specified conditions are satisfied; and

“written” in relation to a notice, consent, demand or other communication under this Agreement, or an amendment or waiver concerning it, includes sent by facsimile transmission and any other mode of reproducing words in a legible and permanent form (but does not include e-mail) and “in writing” should be construed accordingly.

1.3	Interpretation. In this Agreement, unless the context requires otherwise:

(a)	references to Clauses, recitals and Schedules and sub-divisions thereof are to clauses of and recitals and schedules to this Agreement and sub-divisions thereof respectively, and references to this Agreement include its Schedules;

(b)	words importing the singular include the plural and vice versa and words importing a gender include every gender;

(c)	headings are inserted for convenience only and shall not affect the construction of this Agreement;

(d)	references to times of day are to Brussels time;

(e)	all periods of time set out in this Agreement shall be calculated from midnight to midnight. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is not a Business Day, the expiration date shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days. All periods of time consisting of a number of months (or years) when the triggering event has occurred until the eve of the same day in the following month(s) (or year(s));

(f)	references to any particular governmental, administrative or other authority or agency shall include references to any successor to any such authority or agency or any equivalent or substantially similar authority or agency in the country in which the relevant person is incorporated or trading or tax resident or has previously traded;

(g)	references to, or to a provision of, this Agreement or any other Transaction Document or any other document are references to it as amended, restated, novated, substituted or supplemented from time to time, whether before or after the date of this Agreement;

(h)	any phrases introduced by the terms “including”, “include”, “in particular” or any similar expression are to be construed without limitation;

(i)	when using expressions “shall use its best efforts” or “shall use its best endeavours” (or any similar expression or any derivation thereof) in this Agreement, the parties intend to refer to the Belgian legal concept of “middelenverbintenis” / “obligation de moyen”;

(j)	when using the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof) in this Agreement, the parties intend to refer to the Belgian law concept of “sterkmaking” / “porte-fort”;

(k)	the term “control” (or any derivatives thereof shall have the meaning of the Belgian legal concept of “controle” / “contrôle” as defined in articles 5 to 9 of the Companies Code; and

(l)	the terms “subsidiary” and “affiliate” shall mean respectively, “dochtervennootschap” / “filiale” and “verbonden vennootschap” / “société liée” in the sense of article 6 and 11 of the Companies Code.

2	AGREEMENT FOR SALE

2.1	Sale and purchase of Shares. Subject to the other provisions of this Agreement, the Seller shall sell the Shares to the Purchaser, and the Purchaser shall purchase the Shares.

2.2	Absolute title to Shares; no security over Shares. The Seller confirms that the Purchaser will duly obtain absolute title to the Shares, and all rights (whether in respect of distributions, voting or otherwise) attached or accruing to the Shares at Completion, free from any Security Interest or other adverse interest, right, equity or claim of any description.

2.3	Sale of all Shares. Neither the Purchaser nor the Seller shall be obliged to complete or procure the completion of the sale and purchase of any of the Shares unless the sale and purchase of all the Shares is completed simultaneously.

2.4	Waiver of pre-emption rights. The Seller hereby gives any waiver of any pre-emption or other similar right over any of the Shares, and any consent, which may be necessary under the Company’s articles of association or otherwise in connection with the sale of the Shares.

2.5	Economic effect. It is agreed between the parties that, subject to Completion occurring and to the terms of this Agreement, the sale and purchase of the Shares shall have economic effect as between the parties from 1 November 2012. For the avoidance of doubt, in this Clause “economic effect” shall mean that the Purchaser shall be entitled to participate in the results of the Company as if Completion had occurred on 1 November 2012, except with respect to the Vessels “Brugge Venture” and “Touraine”, in relation to which Completion will be deemed to have occurred on the date of acquisition of these Vessels, being 17 December 2012 and 20 December 2012 respectively.

2.6	Transfer of Shareholder Loan. Subject to the other provisions of this Agreement, Exmar shall transfer 50% of its rights under the Shareholder Loan to the Purchaser and the Purchaser shall accept and assume these rights.

3	CONSIDERATION

3.1	Payment of Consideration. The consideration for the purchase of the Shares and the transfer of the rights under the Shareholder Loan (the “Consideration”) shall be an amount in cash equal to the sum of:

(a)	the Purchase Price; and

(b)	50 per cent of the Shareholder Loan;

being a total amount of $134,140,730.

The Consideration shall be allocated among Exmar and Exmar Marine as follows:

$132,813,430 for Exmar and $1,327,300 for Exmar Marine.

The Consideration shall be paid to the Seller in accordance with Clause 4.3 (b).

3.2	Upward Consideration adjustment. With regard to any trade receivable to be received by the Company or a Subsidiary to the extent relating to the period prior to 31 October 2012 and to the extent not provisioned for in the Accounts, the Purchaser shall pay 50% of the amount of the trade receivable(s) to the Seller, in accordance with Clause 4.3 (b), within 5 Business Days of receipt of the confirmation by the Company’s auditor of the amount of the trade receivable(s) by the Company or a Subsidiary, as the case may be, as soon as possible after having finalised the audit of the semi-annual accounts of 2013 of the Company and the Subsidiaries.

3.3	Downward Consideration adjustment. With regard to any trade payable to be paid by the Company or a Subsidiary to the extent relating to the period prior to 31 October 2012 and to the extent not provisioned for in the Accounts, the Seller shall pay 50% of the amount of the trade payable(s) to the Purchaser by electronic transfer to the Purchaser’s USD account with number 200038002 (IBAN number LU200340000200038002), within 5 Business Days of receipt of the confirmation by the Company’s auditor of the amount of the trade payable(s) by the Company or a Subsidiary, as the case may be, as soon as possible after having finalised the audit of the semi-annual accounts of 2013 of the Company and the Subsidiaries.

4	COMPLETION

4.1	Timing and place of Completion. Subject to the provisions of this Agreement, Completion shall be effected by the Seller satisfying its obligations under Clause 4.2 and by the Purchaser satisfying its obligations under Clause 4.3 and shall take place at de Gerlachekaai 20, B-2000 Antwerp, Belgium immediately after the execution of this Agreement (or at such other place as the Purchaser and Seller may agree).

4.2	Seller’s Completion obligations. The Seller shall:

(a)	deliver, or procure that there are delivered, to the Purchaser:

(i)	a copy of the share register showing that the Shares are registered in the name of the Seller;

(ii)	an extract of copy of the minutes of a meeting of the Directors of Exmar held on 29 November 2012, authorising the execution of this Agreement and any other Transaction Document which it is to execute pursuant to this Agreement;

(iii)	a copy of the minutes of a meeting of the Directors of Exmar Marine, authorising the execution of this Agreement and any other Transaction Document which it is to execute pursuant to this Agreement;

(iv)	a counterpart of the Joint Venture Agreement duly executed by the Seller, including:

—	the duly executed Commercial Management Agreements;

—	the duly executed Corporate Services Agreements; and

—	the duly executed Ship Management Agreements;

(v)	a counterpart of the Supplemental Agreements duly executed by Exmar, Exmar Marine, Exmar Shipping and Exmar Shipmanagement NV;

(vi)	copies of the following charter novations:

—	Novation and Assignment Agreement dated 31 December 2012 between Exmar Marine, Exmar Shipping, Gladman Corporation Limited and Unique Shipping (H.K.) Limited;

—	Novation Agreement dated 21 December 2012 between Exmar Marine, Exmar Shipping and BW Gas Tailwind Carries Pte Ltd

—	Novation Agreement dated 31 December 2012 between Exmar Marine, Exmar Shipping and Mitsubishi Corporation; and

—	two Novation Agreements dated 7 February 2013 between Exmar Marine, Good Investment, BW Gas AS and Maran Ventures Inc;

(vii)	a copy of any power of attorney under which this Agreement, any transfer of any Shares or any other Transaction Document is executed on behalf of the Seller;

(viii)	a counterpart of the Teekay Indemnities duly executed by Exmar;

(ix)	a counterpart of the TGP Charter Indemnities duly executed by Exmar; and

(x)	a letter of acknowledgement of transfer of 50% of the rights under the Shareholders’ Loan to the Purchaser, duly executed by the Company.

(b)	record the transfer of the Shares to the Purchaser in the Company’s share register and shall sign the share register to that effect, and will provide the Purchaser with a copy thereof.

(c)	procure that (to the extent not already done):

(i)	the persons nominated by the Purchaser are duly appointed as additional Directors of the Company and of the Subsidiaries with effect from Completion (and, where necessary, any limit on the number of Directors under the Company’s and/or the Subsidiaries’ articles of association is increased); and

(ii)	each of Miguel de Potter, Marc Nuytemans and Paul Young resigns from his office as a Director of the Company, Nicolas Saverys resigns from his office as a Director of Exmar Shipping and Exmar Gas and Ludwig Criel resigns from his office as a Director of Good Investment.

4.3	Purchaser Completion obligations. The Purchaser shall:

(a)	deliver, or procure that they are delivered, to the Seller:

(i)	a copy of the minutes of a meeting of its managers, authorising the execution of this Agreement and any other Transaction Document which it is to execute pursuant to this Agreement;

(ii)	a copy of the minutes of a meeting of TGP’s directors authorising the execution of this Agreement and any other Transaction Document which it is to execute pursuant to this Agreement;

(iii)	a counterpart of the Joint Venture Agreement duly executed by the Purchaser and TGP;

(iv)	a counterpart of the Teekay Indemnities duly executed by TGP;

(v)	a counterpart of the TGP Charter Indemnities duly executed by TGP;

(vi)	a copy of any power of attorney or other instrument under which this Agreement or any other Transaction Document is executed on behalf of the Purchaser and TGP; and

(b)	pay the amount of the Consideration by electronic transfer to the following accounts of the Seller;

(i)	Exmar:	BIC GEBABEBB

IBAN BE38 2200 0268 0872

220-0026808-72/USD

(ii)	Exmar Marine:	BIC GEBABEBB

IBAN BE39 2200 0268 5219

220-0026852-19/USD

(c)	sign the Company’s share register to accept transfer of the Shares from the Seller and Exmar Marine.

4.4	Completion obligations not fulfilled. If either (i) the Seller or (ii) the Purchaser fails in any respect to comply with any of its respective obligations under the foregoing provisions of this Clause 4 (the “Defaulting Party”), the Seller or the Purchaser (as applicable) (the “Non-Defaulting Party”) may, at its option:

(a)	by written notice to the Defaulting Party defer the date for Completion, notwithstanding that if the Completion obligations of the Defaulting Party have not been fulfilled or waived on 30 April 2013 at the latest, the Non-Defaulting Party shall have the right to terminate this Agreement by giving written notice to the Defaulting Party; or

(b)	proceed to Completion so far as practicable but without prejudice to its rights (whether under this Agreement or the general law) as regards the obligations with which the Defaulting Party has not complied; or

(c)	waive all or any of the obligations in question of the Defaulting Party at its discretion.

4.5	Deferred Completion. If the Purchaser or the Seller, as the case may be, defers Completion to another date in accordance with Clause 4.4 (a), and Completion is effected, the provisions of this Agreement shall apply as if that other date were the Completion Date.

4.6	Time of Completion. Completion shall be deemed to have taken place once:

(a)	the Seller and the Purchaser have satisfied all of their obligations under Clauses 4.2 to 4.3; and

(b)	the Seller’s Accounts have been credited with the Consideration.

4.7	Post Completion obligation. The Parties undertake that all bank mandates for the Company and the Subsidiaries will be changed to reflect the resignations and appointments referred to above under Clause 4.2(c), as soon as possible after Completion.

5	WARRANTIES

5.1	General. The Seller warrants subject to Clauses 5.6 and 8 and Schedule 2 that each Warranty is true, accurate and not misleading on the Effective Date (or any other date if so mentioned in this Agreement), save for the Warranties under 1 and 2 of Part 1 of Schedule 2 and the Tax Warranties for which the Seller warrants that these warranties are true, accurate and not misleading on the Completion Date.

5.2	Reliance on Warranties. The Purchaser acknowledges that it does not rely on, and has not been induced to enter into the Transaction Documents upon the basis of, any warranties, representations, covenants, agreements, undertakings, indemnities or other statements whatsoever, other than those expressly set out in the Transaction Documents and acknowledges that neither the Seller, nor any Seller Group Company (including, without limitation, the Company or any of their agents, officers or employees) have given any such other warranties, representations, covenants, agreements, undertakings, indemnities or other statements.

5.3	Waiver. The Seller undertakes to the Purchaser to waive any and all claims which it might otherwise have against the Company and any of the Subsidiaries and/or its respective officers, employees, agents, consultants or any of them in respect of any information supplied to it by or on behalf of the Company or any of the Subsidiaries in connection with the Warranties and/or the information Disclosed.

5.4	Warranties are separate and independent. Each Warranty shall be construed as a separate and independent warranty and, save as expressly provided otherwise, shall not be limited or restricted by reference to or inference from any other terms of this Agreement or any other Warranty.

5.5	Awareness of Seller. Where any Warranty is qualified by reference to the awareness, knowledge, information or belief of the Seller (or any similar expression), such awareness, knowledge, information and belief shall be limited to the actual knowledge of Nicolas Saverys, Patrick De Brabandere, Miguel de Potter, Karel Stes, and Mathieu Verly, in each case having made all reasonable enquiries.

5.6	Data Room Disclosure. In the absence of any fraud, dishonesty or wilful concealment on the part of the Seller or any of its representatives, agents or advisers, the Warranties are qualified by reference to those matters fairly Disclosed.

No matter shall be deemed fairly Disclosed unless it is accurately, unambiguously, expressly and explicitly contained in the Data Room, in a manner not misleading, which enables the Purchaser or its advisers to assess the impact of such matter on the relevant Warranty.

Except to the extent that matters are fairly Disclosed, the Purchaser shall not be prevented from making any Claim, and the amount recoverable by the Purchaser shall not be reduced, because relevant facts, matters or circumstances were known to, or could have been discovered by, the Purchaser, its advisers or agents, or any of its or their respective directors, officers or employees, on or before the date of this Agreement.

6	REMEDIES OF THE PURCHASER

6.1	Remedies. If, following Completion, the Purchaser becomes aware that there has been any breach of the Warranties or any other term of this Agreement, the Purchaser shall not be entitled to terminate or rescind this Agreement but shall be entitled to claim damages or to exercise any other right, power or remedy available under this Agreement.

6.2	When Seller’s liabilities to be met. The Seller shall not be liable to make any payment under this Agreement, or under any other Agreement, unless and until such liability has been agreed between the Seller and the Purchaser or adjudged payable in legal or arbitration proceedings.

6.3	Payment by the Seller. Without prejudice to the provisions of Schedule 3, if the Seller is liable for any breach of Warranties (except for breach of Warranties listed under 1.2 and 2.1 of Schedule 2) pursuant to Clause 6.2 or the Seller is obliged to indemnify pursuant to Clause 7.1, the Seller, at its sole discretion, shall have the option to:

(a)	pay 50 per cent of the amount of the Claim to the Purchaser, on a dollar for dollar basis; or

(b)	pay 100 per cent of the amount of the Claim directly to the Company or the relevant Subsidiary, on a dollar for dollar basis.

6.4	Reduction/increase in Consideration. Any payments made by the Seller to the Purchaser pursuant to Clause 3.3or 6.3(a) shall constitute a reduction in the Consideration. Any payments made by the Purchaser to the Seller pursuant to Clause 3.2 shall constitute an increase in the Consideration.

6.5	Downward adjustment of Consideration. The Seller shall have no obligation to indemnify the Purchaser in respect of any Claim if and to the extent that the events, matters or circumstances giving rise to the Claim have been taken into account in any downward adjustment of the Consideration, in accordance with Clause 3.3.

7	SPECIFIC INDEMNIFICATION OBLIGATIONS

7.1	Subject to the limitations and other conditions set out in Clause 8 (other than paragraph 14 of Schedule 3), the Seller agrees and undertakes to indemnify the Purchaser (or the Company or the relevant Subsidiary, pursuant to Clause 6.3) for any direct or indirect damage (including connected expenses), loss (including loss of profit), liability, debt, penalty or payment incurred, borne or made by the Purchaser (a “Loss”), resulting from or in connection with:

(a)	Taxes related to the pre-Completion period pursuant to the terms set out in the Special Tax Indemnity; and

(b)	any Loss resulting from claims against the directors of the Company or the Subsidiaries appointed upon nomination of the Purchaser having signed and approved the annual accounts and consolidated annual accounts of the Company as at 31 December 2012 and the annual accounts of the Subsidiaries respectively; and

(c)	any and all claims that existed or were foreseeable on the Effective Date in respect of the Vessels and which have not been provisioned in the Accounts; and

(d)	any penalty incurred as a consequence of the late filing of the Tax returns required to be filed by Exmar Gas.

7.2	For the avoidance of doubt, Parties agree that Seller’s special indemnification obligations provided for in this Clause 7 are in no way limited or otherwise affected by the information Disclosed by the Seller in accordance with Clause 5.6.

8	LIMITS ON LIABILITY

8.1	Limits on liability. The provisions of Schedule 3 shall apply as if set out in this Clause 8 in full.

9	UNDERTAKINGS

9.1	Purchaser and TGP warranties

9.2	Each of the Purchaser and TGP hereby warrant to the Seller that each of the following statements (in respect of itself only) is at the date of this Agreement true, accurate and not misleading in any respect:

(a)	it is duly formed, validly existing and:

(i)	TGP is in good standing under the laws of the Marshall Islands; and

(ii)	the Purchaser has not been declared bankrupt or put under judicial liquidation by a judgement rendered by the Commercial Court of the City of Luxembourg,

and it has the requisite power and authority to enter into, execute, deliver and perform all its obligations under the Transaction Documents to which it is a party;

(b)	the Transaction Documents to which it is a party have been duly authorised, executed and delivered by it and each constitutes legal, valid and binding obligations enforceable against it in accordance with their respective terms;

(c)	the execution and delivery of, and performance by it of the Transaction Documents to which it is a party does not and will not result in a breach of, or constitute any default under, any law or regulation, any order, judgement or decree by any court or governmental agency to which it is a party or by which it is bound, its constitutional documents or any agreement to which it is a party; and

(d)	All consents, licences, approvals and authorisations required by it in connection with the Transaction Documents to which it is a party and the transactions contemplated thereby have been obtained and are in full force and effect.

9.3	Each warranty in this Clause 9 shall be construed as a separate and independent warranty and, save as expressly provided otherwise, shall not be limited or restricted by reference to or inference from any other terms of this Agreement.

9.4	Donau

9.5	Should the charter agreement which is currently into force with respect to the Vessel “Donau” be extended before dry-docking (scheduled in Q4 of 2013) and be above $750,000 pcm until the next dry-docking any excess shall be for the account of the Seller. If the “Donau” is sold or scrapped for less than $8 million before the next dry-docking, the Seller shall adjust the Consideration retroactively in favour of the Purchaser. The Seller undertakes to repay any amounts due within thirty business days after the effective transfer of ownership of the Donau or receipt by the Company of the consideration paid for the “Donau”, whichever event occurs first. Any charter entered into for the “Donau” above $750,000 pcm which occurs beyond the next dry-docking will benefit both the Seller and the Purchaser equally.

10	IMPLEMENTATION

10.1	Further assurances. Each of the parties shall (and shall procure that any other relevant person shall) execute any deeds or documents and exercise or waive any rights and generally take any action, as the other parties may from time to time reasonably require, which may be necessary for the Transaction Documents to be carried into effect.

11	COSTS

11.1	Responsibility for costs. Except where expressly provided otherwise, each party shall pay its own costs connected with the negotiation, preparation, execution and implementation of the Transaction Documents and any matters connected therewith and investigating the affairs of the Company.

11.2	Termination With regard to the costs connected with: (i) the conversion of the legal form of Exmar Shipping into a Belgian private limited liability company (“besloten vennootschap met beperkte aansprakelijkheid” (BVBA) / “société à responsabilité limitée” (SPRL); and (ii) the contribution in kind of the shares in the Subsidiaries, the Purchaser shall pay to the Seller:

(a)	100 per cent of such costs, if this Agreement is terminated by the Purchaser for reasons other than attributable to the Seller;

(b)	100 per cent of such costs, if this Agreement is terminated by the Seller for reasons attributable to the Purchaser; and

(c)	50 per cent of such costs, if Completion cannot take place in accordance with this Agreement for reasons not attributable to any of the parties.

For the avoidance of doubt, Parties agree that the Purchaser shall not pay any costs if this Agreement is terminated by the Seller for reasons other than attributable to the Purchaser.

12	CONFIDENTIALITY AND ANNOUNCEMENTS

12.1	Non-disclosure. The Seller and the Purchaser and TGP shall, and shall procure that the officers, employees and agents of each Seller Group Company (in the case of the Seller) and each Purchaser Group Company (in the case of the Purchaser) respectively shall, keep confidential and shall not disclose or make available to any person after the date of this Agreement, and shall use only for the purposes contemplated by the Transaction Documents, the terms of the Transaction Documents and/or the negotiations relating thereto, and/or any information acquired by that party which relates to the business or activities or affairs of the Company or any other party or, in the case of the Seller, any Seller Group Company, or in the case of the Purchaser, any Purchaser Group Company.

12.2	Restriction not applicable. Clause 12.1 shall not apply:

(a)	if and to the extent agreed in writing by the Seller and the Purchaser;

(b)	to information that is already or subsequently enters into the public domain other than following a breach by the disclosing party of Clause 12.1; or

(c)	to information acquired by a party from an unconnected source free from any obligation of confidence to any other person.

12.3	Permitted disclosures. Clause 12.1 shall not apply to:

(a)	information required to be disclosed to a court, governmental, official, regulatory (including the Commission) or stock exchange authority or to inspectors or others authorised by such an authority or by or under any legislation to carry out any enquiries or investigation or as otherwise required by the law of any relevant jurisdiction;

(b)	information disclosed to the employees, officers, agents, professional advisers or bankers of any party to the extent necessary or reasonable for such persons to obtain the same for the purpose of discharging their responsibilities;

(c)	information disclosed to any Seller Group Company (in the case of the Seller) or any Purchaser Group Company (in the case of the Purchaser);

(d)	information disclosed in connection with any proceedings arising out of or in connection with this Agreement or any other Transaction Document to the extent necessary to protect its interests; and

provided always (other than with respect to public disclosure required by a regulatory or stock exchange authority or pursuant to subclause (e) above) that the disclosing party shall use all reasonable endeavours to procure that any information so disclosed is used only for the purposes for which it was disclosed and is kept confidential by the person to whom it is disclosed.

12.4	Press announcement. The parties agree to release a press announcement immediately after the date of this Agreement in the approved form.

13	TERMINATION

13.1	Effect of termination. If this Agreement is terminated, all further obligations of the Parties under this Agreement shall terminate, except that the obligations set out in Clauses 11 (Costs), 12 (Confidentiality and Announcements), 14.12 (No Third Party Beneficiaries), 15 (Notices), 16 (Governing Law) and 17 (Arbitration) of this Agreement shall survive.

14	OTHER PROVISIONS

14.1	Entire agreement. This Agreement together with the other Transaction Documents constitutes the entire agreement between the parties regarding the sale and purchase of the Shares and related matters and supersedes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any kind, whether or not in writing, regarding the same (including the term sheet dated 6 November 2012 made between the parties), all of which (except in the case of fraud) are hereby terminated and shall cease to have effect in all respects, and the parties confirm that there are no collateral or supplemental agreements relating to the Transaction Documents.

14.2	Non-reliance and waiver. Each party acknowledges that it does not rely on, and it has not been induced to enter into this Agreement and the other Transaction Documents by, any warranty, representation, statement, agreement or undertaking of any nature whatsoever, other than as are expressly set out in this Agreement. Each party irrevocably and unconditionally waives any right it may have to damages or rescission or any other remedy in respect of any representation, warranty or undertaking not contained in this Agreement or any other Transaction Documents unless such representation, warranty or undertaking was made fraudulently.

14.3	No rescission. So far as permitted by law and except in the case of fraud:

(a)	unless specifically provided otherwise, the sole remedy of each party in relation to any representation, warranty or undertaking given under or in connection with this Agreement shall be for breach of contract to the exclusion of all other rights and remedies (including those in tort or arising under statute); and

(b)	each party irrevocably and unconditionally waives any right it may have to rescind or terminate this Agreement after Completion.

14.4	Assignment. This Agreement shall be binding on and enure for the benefit of each party’s successors and assigns. No party shall without the prior written consent of each other party assign, transfer, charge or deal in any other manner with this Agreement or any of its rights (whether to damages or otherwise) or obligations arising under or in connection with the Agreement, or purport to do any of the same, nor sub-contract any or all of its obligations under this Agreement, and any such assignment, transfer, charge or dealing shall be void for all purposes.

14.5	Right of set-off. The parties shall not be entitled to set off against any sums owing by it to any other party under or in connection with this Agreement any sums owing by the other party to it under or in connection with this Agreement.

14.6	Waivers, rights and remedies.

(a)	No failure or delay on the part of any person in exercising any right or remedy provided by law or under this Agreement shall impair such right or remedy or operate as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude or restrict any other or further exercise of it or the exercise of any other right or remedy.

(b)	A waiver by any person of a breach of or default under any Transaction Document shall not constitute a waiver of any other breach or default, shall not affect the other terms of any Transaction Document or the rights of any other person thereto and shall not prevent a party from subsequently requiring compliance with the waived obligation.

(c)	Any waiver (in whole or in part) of any right or remedy under this Agreement must be set out in writing, signed by or on behalf of the person granting the waiver and may be given subject to any conditions thought fit by the grantor and, unless otherwise expressly stated, any waiver shall be effective only in the instance and only for the purpose for, and in favour of the person to, which it is given.

(d)	Unless specifically provided otherwise, the rights and remedies of any person under or pursuant to any Transaction Document are cumulative and may be exercised as often as such person considers appropriate.

14.7	Variations. No variation of any Transaction Document shall be valid unless it is agreed in writing and signed by or on behalf of each of the parties thereto.

14.8	Effect of Completion. This Agreement (other than obligations that have already been fully performed) remains in full force after Completion.

14.9	Provisions of Agreement severable. If any term or provision of this Agreement and/or any other Transaction Document is, or becomes, invalid, unenforceable or illegal, in whole or in part, under the laws of any jurisdiction, such term or provision or part shall to that extent be deemed not to form part of this Agreement and/or the relevant Transaction Document (as the case may be), but the validity, enforceability or legality of the remaining provisions of this Agreement and/or the relevant Transaction Document shall not be impaired. The parties shall negotiate in good faith to substitute the unenforceable or invalid provision by a valid and enforceable provision, the economic result of which shall come as close as possible to the economic result intended by the unenforceable or invalid provision.

14.10	Interest for late payment. Any sum owing by any party under this Agreement shall carry interest from (and excluding) the date on which it is payable until (and including) the date of actual payment at the Specified Rate; such interest will be compounded monthly and be payable after as well as before any judgement.

14.11	Counterparts. This Agreement may be entered into in any number of counterparts and by the parties thereto on separate counterparts, each of which when so executed and delivered shall be an original but shall not be effective until each party thereto has executed at least one counterpart, but all the counterparts shall together constitute one and the same instrument.

14.12	Third party rights. This Agreement is made for the benefit of the parties hereto and their successors and permitted assigns only and is not intended to benefit, and no term thereof shall be enforceable by, any other person, save for the Company which is hereby irrevocable constituted third party beneficiary within the meaning of article 1121 of the Belgian Civil Code.

15	NOTICES

15.1	General. Any notice under or in connection with this Agreement shall be in writing in the English language and shall be left at or sent by courier or by registered mail or fax to the address of the relevant party which is set out below or to such other address as that party may have notified in writing from time to time to the party serving the notice for the purposes of receiving notices under this Agreement:

(a)	the Seller

Name:	Exmar NV
Address:	de Gerlachekaai 20, B-2000 Antwerp, Belgium
Fax Number:	+32 3 247 5699

marked for the attention of the Chief Financial Officer;

(b)	the Purchaser

Name:	Teekay Luxembourg S.à r.l.
Address:	1a rue Thomas Edison, L-1445 Strassen, Grand Duchy of Luxembourg
Fax Number:	+352 26 49 58 4278

marked for the attention of the board of managers;

(c)	TGP

Name:	Teekay LNG Partners L.P.
Address:	Suite No. 1778, 48 Par-La-Ville Road, Hamilton, HM11, Bermuda
Fax Number:	+1 441 292 3931

marked for the attention of the Chief Executive Officer.

15.2	Effective date or time of notices. Subject to Clauses 15.3 and 15.5:

(a)	a notice which is left at an address specified for the purposes of notices under this Agreement shall be deemed to be served, and shall take effect, at the time when it is delivered;

(b)	a notice which is sent by registered mail or by courier is deemed to have been served, and shall take effect, at 10.00 am in the country of receipt on the second Business Day after the date on which it was posted.

(c)	a notice which is sent by fax shall be deemed to be served, and shall take effect, after its transmission is completed.

15.3	Evidence of service. In proving the giving of notice under this Clause 15, it shall be conclusive evidence to prove that it was left at the appropriate address or that the envelope containing it was properly addressed and delivered into the custody of the postal authorities or that the fax was despatched and a confirmatory transmission report received.

15.4	Service outside business hours. If under Clause 15.2 a notice would be deemed to be served:

(a)	on a day which is not a Business Day; or

(b)	on a Business Day, but after 5.00 pm in the country of receipt,

the notice shall (subject to Clause 15.5) be deemed to be served, and shall take effect, at 10.00 am on the next Business Day.

15.5	Illegible notices. A notice shall not be deemed to have been served in accordance with Clauses 15.2 and 15.3, and shall not take effect, if the recipient of a notice notifies the sender within one hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

15.6	Valid notices. A notice under or in connection with this Agreement shall not be invalid by reason of any mistake or typographical error or if the contents are incomplete if it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been. In circumstances where a notice is or appears to be incorrect or unclear, the recipient of the notice shall take reasonable steps to ascertain as soon as possible from the sender of the notice the incorrect or unclear information.

15.7	Meaning of “notice” and “address”. In this Clause 15, “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication and “address” includes facsimile transmission number.

15.8	Interference with notices. No party shall prevent or delay service or deemed service on it of a notice connected with this Agreement or attempt to do so.

16	GOVERNING LAW

16.1	Belgian law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with Belgian law.

17	ARBITRATION

17.1	Any dispute arising out of or in connection with this Agreement (including a dispute relating to non-contractual obligations arising out of or in connection with this Agreement) which the Parties are unable to settle amicably shall be finally settled under the Cepina Rules of Arbitration.

17.2	The arbitral tribunal shall be composed of three arbitrators. The chairman of the arbitral tribunal shall not be a Belgian or Canadian resident or national.

17.3	The seat of arbitration shall be Brussels. The language to be used in the arbitral proceedings shall be English.

17.4	Liability for costs. The fees and expenses of the arbitrators and all other expenses of the arbitration shall be initially borne and paid by the respective parties subject to determination by the arbitrators. The arbitrators may provide in the arbitral award for the reimbursement to the successful party of its costs and expenses in bringing or defending the arbitration claim, including legal fees and expenses incurred by party.

17.5	Performance of obligations. Pending the submission of and/or decision on a dispute, difference or claim or until the arbitral award is published, the parties shall continue to perform all of their obligations under this Agreement without prejudice to a final adjustment in accordance with such award.

THIS AGREEMENT has been executed by or on behalf of the parties on the date stated at the beginning of this Agreement.

EXECUTION PAGE

SIGNED by	)
EXMAR NV	)
acting by	)
expressly authorised in accordance	)
with the laws of Belgium	)
by virtue of a power of attorney granted	)
by EXMAR NV	)
on 8 February 2013

SIGNED by	)
EXMAR MARINE NV	)
acting by	)
expressly authorised in accordance	)
with the laws of Belgium	)
by virtue of a power of attorney granted	)
by EXMAR MARINE NV	)
on 8 February 2013

SIGNED by	)
TEEKAY LUXEMBOURG S.a.r.l.	)
expressly authorised in accordance with	)
the laws of Luxembourg by virtue of a	)
power of attorney granted by	)
TEEKAY LUXEMBOURG S.a.r.l.	)
On 8 February 2013